T:\flh\series\NSAR77D.
For the fiscal period ended (s) 6/30/99
File number  811-03623

                         SUB-ITEM 77-D

                         EXHIBIT

          Policies with respect to security investment


 The Prudential Series Fund, Inc.-High Yield Bond Portfolio

CHANGE IN INVESTMENT POLICY

       At Mr. Strangfeld's request, Mr. George Edwards presented Management's proposal to modify an investment policy of the High Yield Bond Portfolio of the Series Fund. Mr. Edwards reminded the Board that the current Statement of Additional Information for the Fund states that "The High Yield Bond Portfolio may also invest up to 10% of its total assets in foreign currency denominated debt securities of foreign or U.S. issuers; however, the Portfolio will not engage in such investment activity unless it has been first authorized to do so by the Fund's Board of Directors." Mr. Edwards explained that, recently, companies have begun issuing non-U.S. dollar denominated tranches of debt securities with significantly higher yields than the corresponding U.S. dollar denominated tranches. He expressed his belief that the ability to invest in such securities would provide Portfolio shareholders with a greater potential for return on their investment.

      After brief discussion, upon motion duly made and seconded, it was:

RESOLVED: That  the High Yield Bond Portfolio of the  Series
          Fund is hereby authorized to invest up to 10% of its total assets in foreign currency denominated debt securities of foreign or domestic issuers; and further

RESOLVED: That  the  officers of the Series Fund are  hereby authorized and directed to prepare, with the advice of counsel, and to execute and file with the Securities and Exchange Commission a supplement to the Fund's Statement of Additional Information to reflect the foregoing.